UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-33768

AIFU Inc.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Results of the Extraordinary General Meeting

At the extraordinary general meeting (“EGM”) of shareholders of AIX Inc. (the “Company”) held on April 17, 2025, each of the following resolutions submitted for shareholder approval was adopted, and after the adoption of the proposed resolutions, all corporate authorizations and actions contemplated thereunder were approved:

(i) THAT immediately after the termination of the deposit agreement, dated November 16, 2022, by and among the Company, JPMorgan Chase Bank, N.A. (“the Depositary”) and owners and holders of the Company’s American depositary shares (the “ADSs”) and the termination of the Company’s American depositary receipt facility, and prior to the listing of the Company’s class A ordinary shares on the Nasdaq Stock Market LLC, or on such date as any director or officer of the Company deems advisable and may determine in his or her absolute discretion, each 400 (four hundred) ordinary shares of a par value of US$0.001 each be consolidated into 1 (one) ordinary share of a par value of US$0.4 each (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company will change

FROM

US$10,000,000 divided into 10,000,000,000 ordinary shares comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.001 each, and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.001 each

TO

US$10,000,000 divided into 25,000,000 ordinary shares comprising of (i) 20,000,000 class A ordinary shares of a nominal or par value of US$0.4 each and (ii) 5,000,000 class B ordinary shares of a nominal or par value of US$0.4 each, and no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation be rounded up to the nearest whole number of shares; and

(ii) THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$10,000,000 divided into 25,000,000 ordinary shares comprising of (i) 20,000,000 class A ordinary shares of a nominal or par value of US$0.4 each and (ii) 5,000,000 class B ordinary shares of a nominal or par value of US$0.4 each to US$4,000,000,000 divided into 10,000,000,000 ordinary shares comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.4 each, and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.4 each, by the creation of (a) 7,980,000,000 class A ordinary shares and (b) 1,995,000,000 class B ordinary shares (the “Share Capital Increase”).

(iii) THAT the Company’s English name be changed from “AIX Inc.” to “AIFU Inc.” (the “Name Change”), effective on the date of this Special Resolution; and

(iv) THAT the memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed as Exhibit A to the Amended Notice of EGM, which notice was attached as Exhibit 99.1 to the current report on Form 6-K furnished on March 26, 2025 to reflect the Share Consolidation, Share Capital Increase and Name Change.

The Company’s ADSs will commence trading under the new name on Nasdaq with effect from April 18, 2025, under the same CUSIP of 30712A  103 and ISIN of US30712A1034 and the current symbol of “AIFU.”

Update on Termination of ADR Facility and Substitution Listing

As the Company previously announced, the Company plans to cease the listing of its American Depositary Shares (the “ADSs”) on the Nasdaq Stock Market LLC (“Nasdaq”) and list its class A ordinary shares of a par value of US$0.4 each post Share Consolidation for trading on Nasdaq in substitution for its ADSs (the “Substitution Listing”).

The Depositary has announced on April 4, 2025 that at the request of the Company, the deposit agreement, dated as of November 16, 2022 (the “Deposit Agreement”), among the Company, the Depositary and all Holders and Beneficial Owners from time to time of American depositary receipts (the “ADRs”) evidencing ADSs issued thereunder will be terminated (the “Termination of the ADR Facility”). The Company expects that the ADSs will cease trading on Nasdaq at 5:00 p.m. (New York Time) on May 6, 2025 and the ADSs will be automatically cancelled as of the close of business (New York Time) on May 6, 2025 (the “ADR Termination Date”). Each former ADR holder will be entitled to receive twenty (20) class A ordinary shares for each ADS cancelled.

The Share Consolidation will occur immediately after the Termination of the ADR Facility. Following the Share Consolidation, former ADS holders should expect to receive one (1) consolidated class A ordinary share for every twenty (20) ADSs previously held. All fractional shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares.

The Company expects that its consolidated class A ordinary shares will commence trading on Nasdaq under the current symbol of “AIFU” on or around May 7, 2025. The new ISIN number for the consolidated class A ordinary shares will be KYG3314G1102 and the new CUSIP number will be G3314G110. However, there remains uncertainty regarding whether the Company will be able to obtain clearance from Nasdaq to effectuate the Substitution Listing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/Wei Chen
Name: Title:	Wei Chen Chief Executive Officer

Date: April 17, 2025

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